Happy City Holdings Ltd

April 29, 2025

VIA EDGAR

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Happy City Holdings Ltd
Registration Statement on Form F-1
Filed April 14, 2025
File No. 333-285856

Dear Ms. Cara Wirth and Mr. Eddie Kim:

This letter is being submitted in response to the letter dated April 24, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) addressed to Happy City Holdings Ltd (the “Company”) and commented on the above-referenced Registration Statement on Form F-1/A filed on April 24, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an Amended Registration Statement on Form F-1 (“Form F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Registration Statement on Form F-1 filed April 14, 2025

General

1.	We note your amended disclosure that your restaurant in North Point District was closed due to "expiration of the lease agreement" and that you "opened a new flagship restaurant . . . in Kwun Tong that features both [of y]our brands." Please revise the "Our Operations" chart on page 74 and the "Facilities" chart on page 84 to prominently disclose that your previous location in North Point District is now closed. In light of these events, and given that the new restaurant combines two of your brands, please revise your prospectus to include any material risks related to this new location specifically, and whether you have acquired all necessary licenses and abided by all regulations relevant to the new restaurant's operations. In this regard, we note your statement on page 94 that you "have obtained all relevant licenses and certificates for [y]our existing operations in Hong Kong and that [you] complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with [y]our business and operations in all material respects during the year ended August 31, 2024 and 2023." The disclosure here should not be qualified by materiality. Please make appropriate revisions.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 74, 75, and 84 to prominently disclose that our previous location in North Point District is now closed. We have also revised page 30 to include and disclosed the risk factor related to the North Point District location specifically, and to affirmatively state that the new North Point restaurant has acquired all necessary licenses and aided by all regulations relevant to its operation, with disclosure regarding the relevant risks. We have also revised page 94 to delete the materiality qualifier.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq. and Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal and jye@orllp.legal.

Very truly yours,

/s/ Suk Yee, Kwan
Suk Yee, Kwan
Chief Executive Officer and Director